Exhibit 1

FOR IMMEDIATE RELEASE	19 July 2011

WPP PLC (“WPP”)

Kantar makes strategic investment in Affectiva

WPP announces that its wholly-owned operating company Kantar, the information, insight and consultancy group, has made a strategic investment of US$3 million for a minority stake in Affectiva, Inc. (“Affectiva”), a leading provider of tools and technology that measure emotional responses of consumers.

Founded in 2009 by MIT Media Lab scientists Rosalind W. Picard and Rana el Kaliouby, and headed by software executive Dave Berman, Affectiva is based in Waltham, MA. Affectiva has developed two key technologies. ‘Q Sensor’ is a wearable biometric device used by more than 100 leading corporations and universities to measure emotional states such as excitement, attention, anxiety and relaxation. ‘Affdex’ is a software solution that monitors and codes viewers’ facial expressions and interprets how they are responding to what they see, thus giving marketers faster, more accurate insight into the emotional impact of brands and media.

Following the investment, Kantar and Affectiva will form a strategic and commercial partnership to leverage the combination of survey-based and technology enabled observational data.

This investment continues WPP’s strategy of investing in fast-growing markets and sectors and further strengthening its capabilities in measurable marketing disciplines.

Contact: Feona McEwan, WPP www.wpp.com	T. +44-20 7408 2204